EXHIBIT 16.1

Date: March 9, 2007

Stonefield Josephson, Inc.
2049 Century Park East
Suite 400
Los Angeles, CA 90067

Attention: Mr. Sam Wild

Dear Mr. Wild:

The letter shall confirm that the engagement of your firm is terminated. This termination and the engagement of Michael T. Studer CPA P.C. as our new independent auditors were approved by our full Board of Directors.

Your firm is hereby authorized to respond fully to the inquiries of Michael T. Studer CPA P.C.

Our counsel will be preparing the Form 8-K which will be due March 14, 2007. You will be provided with a copy of the disclosures that we will be making in response to Item 304(a) of Regulation S-B. Please furnish us with a letter addressed to the Securities and Exchange Commission as to whether you agree with the statements made by us herein.

Very truly yours,

BRIGHTSTAR INFORMATION TECHNOLOGY GROUP, INC.

By:	/s/ John Coogan
Name: John Coogan Title: CFO